

H I Y A

Ohiya Networks, LLC Small Business Bond™

Bond Terms:

Bond Yield: 8.0%

Target Raise Amount: $250,000

Offering End Date: June 7, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Ohiya Networks, LLC

Founded: 2019

Address: 5445 DTC Pkwy, PH-14

Greenwood Village, CO 80111

Industry: Telecommunications

Employees: 4

Website: https://ohiyanetworks.com/

Use of Funds Allocation:

If the maximum raise is met:

$191,250 (76.50%) – of the proceeds will go towards working capital

$30,000 (12.00%) – of the proceeds will go towards debt refinance

$20,000 (8.00%) – of the proceeds will go towards R & D

$8,750 (3.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,409 Followers; Facebook: 403 Followers;

SMB x



Business Metrics:

	FY20	FY21	YTD 2/28/2022
Total Assets	$11,166	$365,913	$61,935
Cash & Cash Equivalents	$11,166	$22,984	$8,406
Accounts Receivable	$0	$298,914	$9,514
Short-term Debt	$0	$163,848	$179,378
Long-term Debt	$0	$0	$0
Revenue	$345,198	$926,957	$3,065
Cost of Goods Sold	$107,125	$178,848	$4,823
Taxes	$0	$0	$0
Net Income	-$6,332	-$3,812	-$67,363

Recognition:

Ohiya Networks LLC, DBA Ohiya Networks is headquartered in Greenwood Village, Colorado and has quickly expanded to San Francisco, Denver, and Miami.

About:

Ohiya Networks LLC is a cloud-based unified communications solution, with a vision to enable the world to interact faster and with increased productivity. They offer a seamless communication experience to transform businesses into modern enterprises and enhance the quality of teaching and learning. Ohiya Networks was founded in 2019 by Claudio Garcia with the goal to deliver a simplified medium for communication support with a lower learning curve, and reduced cost of ownership.

For more information, contact our Customer Support Team at support@thesmbx.com

